May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:

Votes for 			Votes against 		Abstentions
97,888,469 			1,800,377 		2,245,360


All tabulations rounded to the nearest whole number.